

November 5, 2013

Via E-mail
Helaine M. Kaplan
President
Deutsche Mortgage & Asset Receiving Corporation
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, Maryland 21045

     Re: **DBUBS 2011-LC3 Mortgage Trust**
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed March 29, 2013
             File No. 333-172143-01

             COMM 2012-LC4 Mortgage Trust
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed March 29, 2013
             File No. 333-172143-03

             COMM 2012-CCRE1 Mortgage Trust
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed April 1, 2013
             File No. 333-172143-04

             COMM 2012-CCRE2 Mortgage Trust
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed March 29, 2013
             File No. 333-172143-05

             Cantor Commercial Real Estate Lending, L.P.
             Form ABS-15G for the Reporting Period of April 1, 2012 to June 30, 2012
             Filed September 24, 2012
             File No. 025-01219

             Guggenheim Life & Annuity Company
             Form ABS-15G for the Reporting Period of January 1, 2012 to March 31, 2012
             Filed May 14, 2012
             File No. 025-00983

Dear Ms. Kaplan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Anna Glick, Esq.
        Cadwalader, Wickersham & Taft LLP